SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Unaudited Condensed Consolidated
Interim Financial Statements

Net Serviços de Comunicação S.A.

June 30, 2008
with Report of Independent Registered Public
Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

Contents

Report of Independent Registered Public Accounting Firm	1

Condensed Consolidated Balance Sheets as of June 30, 2008 (Unaudited) and December 31, 2007	2

Condensed Consolidated Statements of Income for the three and six-month periods ended June 30, 2008 and 2007 (Unaudited)	4

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the six-month period ended June 30, 2008 (Unaudited) and for the year ended December 31, 2007 and Comprehensive Income for the six-month periods ended June 30, 2008 and 2007 (Unaudited)	5

Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2008 and 2007 (Unaudited)	6

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) – June 30, 2008	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of June 30, 2008, the related condensed consolidated statements of income for the three-month and six-month periods ended June 30, 2008 and 2007, and the condensed consolidated statements of changes in stockholders’ equity and comprehensive income and cash flows for the six-month periods ended June 30, 2008 and 2007. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated January 31, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Partner

São Paulo, Brazil
July 17, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
June 30, 2008 and December 31, 2007
(Thousands of United States dollars)

	June 30,	December 31,
	2008	2007

Assets	(unaudited)
Current assets
Cash and cash equivalents	US$ 607,436	US$ 319,063
Short-term investments	-	2,512
Trade accounts receivable, net of allowance for
Doubtful accounts of US$18,797 at June 30, 2008
and US$16,803 at December 31, 2007	244,638	181,371
Inventories	37,064	36,107
Deferred income taxes	8,706	36,053
Recoverable income taxes	35,734	25,319
Prepaid expenses	16,017	13,962
Other current assets	6,440	6,894

Total current assets	956,035	621,281

Non-current assets
Property and equipment, net	1,204,717	998,872
Goodwill	1,046,937	941,922
Intangible assets	328,908	308,575
Deferred income taxes	133,337	127,296
Judicial deposits	99,619	96,574
Recoverable income taxes	14,085	24,151
Other non-current assets	9,806	7,242

Total non-current assets	2,837,409	2,504,632

Total assets	US$ 3,793,444	US$ 3,125,913

	June 30,	December 31,
	2008	2007

Liabilities and stockholders’ equity	(unaudited)
Current liabilities
Trade accounts payable	US$ 129,048	US$ 119,979
Accounts payable to programmers	86,793	68,647
Income taxes payable	23,781	20,734
Sales taxes payable	50,693	41,592
Payroll and related charges	72,945	54,846
Current portion of long-term debt	16,896	7,774
Interest payable	7,701	6,153
Deferred revenue	109,627	88,193
Accrued expenses and other liabilities	24,048	15,035

Total current liabilities	521,532	422,953

Non-current liabilities
Long-term debt, less current portion	881,487	620,943
Deferred sign-on, hook-up fee and programming
benefits	44,465	30,841
Estimated liability for tax, labor and civil claims and
assessments	413,736	379,946
Accrued expenses and other liabilities	68,791	47,523

Total non-current liabilities	1,408,479	1,079,253

Total liabilities	1,930,011	1,502,206

Stockholders’ equity
Preferred stock, no par value	2,373,572	2,359,660
Common stock, no par value	987,414	959,641
Additional paid-in capital	37,503	79,188
Accumulated deficit	(1,751,559)	(1,804,601)
Accumulated other comprehensive profit	216,503	29,819

Total stockholders’ equity	1,863,433	1,623,707

Total liabilities and stockholders’ equity	US$ 3,793,444	US$ 3,125,913

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Thousands of United States dollars, except per share and share amounts)

	Three months ended June 30,		Six months ended June 30,

	2008	2007	2008	2007

Total revenue	US$ 703,737	US$ 408,750	US$ 1,328,164	US$ 750,420

Taxes and other deductions from revenues	(165,003)	(88,060)	(311,662)	(163,866)

Net operating revenue	538,734	320,690	1,016,502	586,554

Programming and other operating costs excluding depreciation and amortization
Third party providers	(41,452)	(24,798)	(79,145)	(44,071)
Related parties providers	(82,864)	(56,855)	(162,708)	(109,725)
Other operating costs	(129,461)	(74,008)	(239,730)	(128,099)
Selling, general and administrative expenses	(137,429)	(79,922)	(255,578)	(148,292)
Depreciation and amortization	(73,956)	(45,189)	(140,495)	(84,543)
Other expense	(8,943)	(6,985)	(10,480)	(3,433)

Total operating costs and expenses	(474,105)	(287,757)	(888,136)	(518,163)

Operating income	64,629	32,933	128,366	68,391

Other income (expenses):

Monetary indexation, net	(833)	65	(739)	16
Gain on exchange rate, net	15,501	9,410	18,205	16,103
Interest expense	(20,432)	(15,404)	(38,690)	(28,708)
Interest income	12,235	8,505	22,791	16,822
Financial expense, net	(11,837)	(9,747)	(15,316)	(20,112)

Total other expenses, net	(5,366)	(7,171)	(13,749)	(15,879)

Income before income taxes	59,263	25,762	114,617	52,512

Income taxes	(31,837)	(12,759)	(61,575)	(20,958)

Net income	US$ 27,426	US$ 13,003	US$ 53,042	US$ 31,554

Net earnings per common share, basic and diluted	US$ 0.08	US$ 0.04	US$ 0.15	US$ 0.10

Net earnings per preferred share, basic and diluted	US$ 0.08	US$ 0.04	US$ 0.16	US$ 0.11

Weighted average number of common shares outstanding	114,276,393	111,822,137	113,858,360	111,619,467

Weighted average number of preferred shares outstanding	224,349,394	191,729,567	224,139,993	187,277,967

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Thousands of United States dollars)

						Additional paid-in capital		Accumulated other
	Number of shares issued		Capital stock				Accumulated	comprehensive gain

	Preferred	Common	Preferred	Common	Total		deficit	(loss) - only CTA	Total

Balance at December 31, 2006	181,564,205	110,675,783	US$ 1,904,876	US$ 947,175	US$ 2,852,051	US$ 106,469	US$ (1,926,755)	US$ (192,708)	US$ 839,057

Exchange of tax benefit
contributed by stockholders for
shares February 1, 2007	1,881,774 6	1,146,354	20,464	12,466	32,930	(32,930)	-	-	-

Issuance of shares for Vivax
acquisition on June 11, 2007	39,674,028	-	434,320	-	434,320	-	-	-	434,320

Exchange of tax benefit
contributed by Stockholders for
shares	-	-	-	-	-	5,649	-	-	5,649

Change in cumulative translation
adjustment for the year	-	-	-	-	-	-	-	222,527	222,527

Net income for the year	-	-	-	-	-	-	122,154	-	122,154

Balance at December 31, 2007	223,120,007	111,822,137	US$ 2,359,660	US$ 959,641	US$ 3,319,301	US$ 79,188	US$ (1,804,601)	US$ 29,819	US$ 1,623,707

Exchange of tax benefit
contributed by stockholders for
shares January 31, 2008	1,229,387	2,454,256	13,912	27,773	41,685	(41,685)	-	-	-

Change in cumulative translation
adjustment for the period	-	-	-	-	-	-	-	186,684	186,684

Net income for the period	-	-	-	-	-	-	53,042	-	53,042

Balance at June 30, 2008
(unaudited)	224,349,394	114,276,393	US$ 2,373,572	US$ 987,414	US$ 3,360,986	US$ 37,503	US$ (1,751,559)	US$ 216,503	US$ 1,863,433

							Six-month periods ended June 30,
							2008	2007

					Net income for the period		US$ 53,042	US$ 31,554
					Cumulative translation adjustments		186,684	98,957

					Total comprehensive income (unaudited)		US$ 239,726	US$ 130,511

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Thousands of United States dollars)

	Six-month periods ended June 30,

	2008	2007

Operating activities
Net income for the period	US$ 53,042	US$ 31,554
Adjustments to reconcile net income to net cash provided by
Operating activities:
Amortization of deferred sign-on and hook-up fee revenues	(1,825)	(2,040)
Equity in results of affiliates	-	2,121
Exchange losses, monetary indexation and interest expense, net	36,454	42,921
Depreciation and amortization	140,495	84,543
Deferred income taxes	38,534	15,680
Write off and disposal of assets, net	1,230	218
Estimated liability for tax, labor and civil claims and assessments	(17,113)	(9,804)
Increase/decrease in operating assets and liabilities
Trade accounts receivable	(23,453)	(11,016)
Recoverable income taxes	6,713	4,400
Short-term investments	2,747	243,667
Prepaid expenses and other assets	(9,197)	7,245
Accounts payable to suppliers and programmers	5,857	6,110
Income taxes payable	4,983	(6,637)
Payroll and related accrued expenses	18,701	(2,845)
Sales taxes, accrued expenses and other liabilities	31,277	(6,865)

Net cash provided by operating activities	288,445	399,252

Investing activities
Acquisition of property and equipment	(217,358)	(171,683)
Acquisition of investments and advances to related companies	-	(214)
Proceeds from sale of equipment	238	3,784
Net cash acquired from acquisition of subsidiaries	-	53,294

Net cash used in investing activities	(217,120)	(114,819)

Financing activities
Repayments of short-term debt	(38,508)	(25,124)
Issuances of short-term debt	-	739
Issuances of long-term debt	16,508	13,624
Issuances of related party	200,000	-

Net cash (used in) provided by in financing activities	178,000	(10,761)

Effect of exchange rate changes on cash and cash equivalents	39,048	(190)

Net increase in cash and cash equivalents	288,373	273,482
Cash and cash equivalents at beginning of the period	319,063	11,826

Cash and cash equivalents at end of the period	US$ 607,436	US$ 285,308

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 18,636	US$ 9,888
Cash paid for interest	US$ 36,876	US$ 13,388
Non-cash transaction for investing activities (acquisition of Vivax)	US$ -	US$ 434,320
Non-cash transaction for investing activities (fiscal benefit contribute
by Globotel Participações S.A.)	US$ 41,685	US$ 32,930

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
(Thousands of United States dollars)

1. Operations

Net Serviços de Comunicação S.A. is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”, and is the leading cable television Multiple System Operator (MSO) in Brazil. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo and Madrid Stock Exchanges, and its American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provide voice service under the “NET FONE VIA EMBRATEL” brand name.

Banco Inbursa S.A.

On June 19, 2008 the Company has raised with Banco Inbursa S.A., mexican bank connected to the conglomerates Grupo Carso, which includes Mexico's national telephone company Teléfonos del México S.A. de C.V. (Telmex), through a long-term loan agreement, a total amount of US$200,000 repayable in 3 annual installments on June 18 2017, 2018, 2019 at annual interest at 7.875% payable semi-annually. Funds shall be used as object to finance the acquisition of companies operating the BIGTV brand name and general development of the company.

2. Basis of Presentation

The accompanying condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (USGAAP), which differ in certain aspects from the accounting practices adopted in Brazil (BRGAAP) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

The condensed consolidated interim financial statements as of and for the six-month period ended June 30, 2008 and 2007 are unaudited. However, in the opinion of management, these financial statements include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the six-month period ended June 30, 2008 are not necessarily indicative of the results to be expected for the entire year.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Thousands of United States dollars)

2. Basis of Presentation (Continued)

These unaudited condensed consolidated interim financial statements have been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2007 and should be read in conjunction therewith.

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by USGAAP.

The exchange rate of the Brazilian Real (R$) to the US$ was R$1.5919: US$1.00 at June 30, 2008, R$1.7713:US$ 1.00 at December 31, 2007. At July 17, 2008 the exchange rate was R$1.5913:US$ 1.00.

3. Inventories

Inventories are comprised, as follows:

	June 30, 2008	December 31, 2007

Consumable material	US$ 21,020	20,307
Parts and maintenance material	17,263	16,896
Allowance for obsolescence	(1,219)	(1,096)

Total	US$ 37,064	36,107

4. Related Party Transactions

The balances due to and from related parties as well as revenues and operating costs and expenses as of June 30, 2008 and December 31, 2007 are as follows:

							Operating costs and
Related companies	Assets		Liabilities		Service revenues		expenses

					Six month period ended

	06/30/08	12/31/07	06/30/08	12/31/07	06/30/08	06/30/07	06/30/08	06/30/07

Emp. Brasil. de Telecom.
S.A – Embratel	US$ 39,684	18,471	71,918	47,139	65,479	14,394	(41,183)	(19,078)
Net Brasil S.A	-	-	51,971	40,742	-	-	(149,765)	(98,699)
Globosat Programadora
Ltda.	156	140	5,662	3,607	546	457	(12,943)	(11,026)
Banco Inbursa S.A.	-	-	200,566	-	-	-	(532)	-
Other	-	-	903	942	-	43	(9,111)	(6,166)

Total	US$ 39,840	18,611	331,020	92,430	66,025	14,894	(213,534)	(134,969)

Banco Inbursa S.A. is a Mexican bank connected to the conglomerates Grupo Carso, which includes Mexico's national telephone company (Telmex), lend money to Company, as explained in note 5, at market conditions.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

5. Debt

Debt is comprised as follows:

		Effective
	Face	interest rate	June	December
	Amount	per year	30, 2008	31, 2007

Debentures - 6th public issuance	US$ 364,344	CDI + 0.70%	US$ 364,344	US$ 327,442
Perpetual Notes	150,000	9.25%	150,000	150,000
Bank credit notes	106,791	CDI + 1.20%	106,791	95,975
FINAME	77,248	TJLP + 3.15%	77,248	55,300
Banco Inbursa S.A.	200,000	7.875%	200,000	-

			898,383	628,717
Less current portion			(16,896)	(7,774)

Long-term debt			US$ 881,487	US$ 620,943

Banco Inbursa S.A.

On June 19, 2008 the Company has raised with Banco Inbursa S.A., Mexican bank connected to the conglomerates Grupo Carso, which includes Mexico's national telephone company (Telmex), through a loan agreement, a total amount of US$200,000 repayable in 3 annual installments on June 18, 2017, 2018 and 2019 at an interest rate per annum equal to 7.875%, payable semi-annually, on October 15 and April 15, as applicable, in each year, counting from the closing date.

The Company paid to the lender a fee of US$1,414 on the Closing Date recorded as prepaid expenses.

The Company may, at its option, prepay the Advances in whole or in part, at any time prior to the fifth anniversary of the Closing Date.

This loan is guaranteed by the Company and its subsidiaries and funds will be used as main object to finance the acquisition of companies operating the BIGTV brand name and general development of the company.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

5. Debt (Continued)

The long-term debt maturities, excluding the perpetual notes, which have no scheduled maturity, are as follows:

Year falling due	Consolidated

2009	US$ 9,864
2010	110,813
2011	217,604
2012	101,834
2013	91,372
2017-2019	200,000

Total	US$ 731,487

6. Earnings per Share

The following table sets forth the computation of earnings per share for the period ended June 30, 2008 and 2007 (in thousands, except per share amounts):

	Three months ended June 30,		Six months ended June 30,

	2008	2007	2008	2007

Numerator
Net income	US$ 27,426	US$ 13,003	US$ 53,042	US$ 31,554

Denominator
Weighted average number of common shares	114,276,393	111,822,137	113,858,360	111,619,467
Weighted average number of preferred shares	224,349,394	191,729,567	224,139,993	187,277,967
10% - Preferred shares	1.10	1.10	1.10	1.10
Weighted average number of preferred shares
adjusted	246,784,333	210,902,524	246,553,992	206,005,763

Denominator for basic earnings per share	361,060,726	322,724,661	360,412,353	317,625,230

Basic earnings per common share	US$ 0.08	US$ 0.04	US$ 0.15	US$ 0.10
10% - Preferred shares	1.10	1.10	1.10	1.10
Basic earnings per preferred shares	US$ 0.08	US$ 0.04	US$ 0.16	US$ 0.11

7. Estimated Liability for Tax, Labor and Civil Claims and Assessments

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

7. Estimated Liability for Tax, Labor and Civil Claims and Assessments (Continued)

The estimated liability for tax, labor and civil claims and assessments is comprised as follows:

	June 30,	December 31,
	2008	2007

Tax related matters	US$ 366,587	US$ 339,531
Labor related claims	26,936	23,228
Civil related claims	20,213	17,187

Total	US$ 413,736	US$ 379,946

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$99,619 (US$96,574 on December 31, 2007), which is available to offset payments required under ultimate unfavorable court decisions.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has recorded estimated probable losses arising from these proceedings.

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has recorded estimated probable losses on civil proceedings.

Following is a description of the principal Company’s major indirect tax related matters:

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS social fund contributions on their revenues. Management has recorded the amount of US$102,503 (US$89,568 on December 31, 2007) related to this litigation.

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance the Company established a reserve of US$86,192 (US$75,465 on December 31, 2007) related to these taxes.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

7. Estimated Liability for Tax, Labor and Civil Claims and Assessments (Continued)

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of approximately US$30,540 (US$32,105 on December 31, 2007).

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At June 30, 2008, court deposits and accrued liabilities under litigation amounts to US$28,188 (US$23,727 on December 31, 2007).

The Company and some of its consolidated cable operating subsidiaries provided letters of credit in the amount of US$140,932 (US$130,723 on December 31, 2007) to the state and federal tax authorities as a collateral for the amounts under litigation.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

8. Financial Instruments

The adoption of SFAS 157 – “Fair value measurements”, which is effective since November 15, 2007, did not have a material impact on the Company’s financial position, except for requiring the following disclosures about assets and liabilities measured at the fair value on a recurring basis, which are categorized in the table below based upon the level of significant input to the valuations.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
• Level 1. Observable inputs such as quoted prices in active markets;
• Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
• Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

		Fair Value Measurements at June 30, 2008 Using
		Quoted Prices in Active	Significant Other	Significant
	Balance at June 30,	Markets for Identical	Observable Inputs	Unobservable
Description	2008	Assets (Level 1)	(Level 2)	Inputs (Level 3)

Financial investments	US$ 565,603	US$ 565,603	US$ -	US$ -
Derivative instruments –
foreign exchange swaps
contracts	(7,148)	(7,148)	-	-

	US$ 558,455	US$ 558,455	US$ -	US$ -

Financial investments are comprised primarily of amounts that the Company has invested in an exclusive fund and Bank Deposit Certificates (CDB) which are highly liquid money market funds with major financial institutions that are quoted prices in active markets.

Derivative instruments into foreign exchange swaps contracts are tools to manage the risk of the effects of a major devaluation of the Brazilian real against the U.S. dollar which are also quoted prices in active markets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.